November 13, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attention: Lyn Shenk, Branch Chief

Re:	Fogo de Chao, Inc.
Form 10-K for Fiscal Year Ended January 1, 2017 (filed March 15, 2017)

Dear Ms. Shenk:

Fogo de Chao, Inc., a Delaware corporation (the “Company”), submits this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) included in its letter dated October 31, 2017, relating to the Company’s Form 10-K for fiscal year ended January 1, 2017 (filed March 15, 2017) (the “Form 10-K”). For ease of reference, we have repeated the Staff’s comments below in bold and included our response immediately below such comment.

Item 1. Business

Our Company, page 2

1. Please present with equal or greater prominence the comparable GAAP measure to the non-GAAP measure “consolidated restaurant contribution margin” wherever presented in this and, as appropriate, other periodic filings and earnings releases in Form 8-K. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and instruction 2 to Item 2.02 of Form 8-K for guidance.

RESPONSE:

In response to the Staff’s comment, the Company did not include in its Form 10-Q for the Company’s fiscal quarter ended October 1, 2017 (the “Form 10-Q”) (filed on November 8, 2017) and will not include in its future filings with the Commission a reference to the non-GAAP measure “consolidated restaurant contribution margin” in Item 1. Business. The Company’s discussion of restaurant contribution margin has been included in the Form 10-Q and will be included in the Company’s future filings in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. See page 27 of the Form 10-Q and Exhibit A reflecting the disclosure.

Item 7. Management’s Discussion and Analysis

Restaurant Contribution and Restaurant Contribution Margin, page 45

2. At the top of page 46 you disclose your belief that restaurant contribution is an important tool for securities analysts, investors and other interested parties. Please revise to include a substantive discussion of how the consolidated/total measure is useful, pursuant to Item 10(e)(1)(i)(C) of Regulation S-K. Your disclosure should explain which costs are not included in the measure.

RESPONSE:

In response to the Staff’s comment, the Company has included disclosure in the Form 10-Q regarding the Company’s belief as to the usefulness of the restaurant contribution measure, and will include such disclosure in its future filings with the Commission. See pages 27-29 of the Form 10-Q and Exhibit A hereto, reflecting such disclosure. In addition, the Company has included disclosure explaining the limitations of relying upon restaurant contribution as well as explaining that depreciation and amortization expense are not included in the calculation of restaurant contribution.

Results of Operations

Restaurant Contribution, page 51

3. Please include in this filing and, as appropriate, other periodic filings and earnings releases in Form 8-K a reconciliation of “total restaurant contribution” to the comparable GAAP measure for each period for which presented. Due to the nature of the costs excluded from this non-GAAP measure, it appears the comparable GAAP measure is “income from operations.” Refer to Item 10(e)(1)(i)(B) of Regulation S-K and instruction 2 to Item 2.02 of Form 8-K for guidance. Also, refer to Question 104.04 of the staff’s Compliance and Disclosure Interpretations on “Non-GAAP Financial Measures.”

RESPONSE:

In response to the Staff’s comment, the Company has included in the Form 10-Q, and will include in future filings that disclose the measure of restaurant contribution, a reconciliation of restaurant contribution to the GAAP measure of income from operations (in accordance with Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016). See page 28 of the Form 10-Q and Exhibit A hereto, reflecting such disclosure.

Results of Operations

Restaurant Contribution, page 51

4. On pages 51 and 54 you provide an analysis of total restaurant contribution. Please include an analysis of the comparable GAAP measure with equal or greater prominence. Refer to Question 102.10 and the last bullet therein of the staff’s Compliance and Disclosure Interpretations on “Non-GAAP Financial Measures.”

RESPONSE:

In response to the Staff’s comment, the Company has excluded in the Form 10-Q, and intends to exclude in future filings, an analysis of restaurant contribution as the Company believes that its analysis of its GAAP Consolidated Statement of Operations is sufficient in explaining operational variances in each period.

Notes to Consolidated Financial Statements

17. Segment Reporting, page F-30

5. Please revise your footnote to provide the reconciliation required by ASC 280-10-50-30b.

RESPONSE:

In response to the Staff’s comment, the Company has included in the Form 10-Q, and will include in future filings, a reconciliation of total segment restaurant contribution, which is the reportable segments’ measure of profit or loss, to consolidated income before taxes in accordance with ASC 280-10-50-30b, as well as a reconciliation of total segment revenue to consolidated revenue in accordance with ASC 280-10-50-30a. See page 17 of the Form 10-Q and Exhibit B hereto, reflecting such disclosure.

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In the event that you have any questions concerning any of the above responses or related issues, please contact me at your convenience at (972) 361 6211 or tladay@fogodechao.com.

Very truly yours,

FOGO DE CHAO, INC.

By: /s/ Anthony Laday

Name: Anthony Laday

Title: Chief Financial Officer

Exhibit A

Comments 1 & 2

The Company has included its discussion of the non-GAAP measure “consolidated restaurant contribution margin” within the MD&A section of the Form 10-Q.

Non-GAAP Financial Measures

To supplement its unaudited condensed consolidated financial statements, which are prepared and presented in accordance with GAAP, the Company uses the following non-GAAP financial measures: restaurant contribution and restaurant contribution margin and Adjusted EBITDA and Adjusted EBITDA margin (collectively, the “non-GAAP financial measures”). The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that they provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. The non-GAAP measures used by the Company may be different from the methods used by other companies

Restaurant Contribution and Restaurant Contribution Margin

Restaurant contribution, a non-GAAP financial measure, is equal to revenue generated by our restaurants sales less direct restaurant operating costs (which include food and beverage costs, compensation and benefits costs, and occupancy and certain other operating costs but exclude depreciation and amortization expense). This performance measure includes only the costs that restaurant level managers can directly control and excludes other operating costs that are essential to conduct the Company’s business. Depreciation and amortization expense is excluded because it is not an operating cost that can be directly controlled by restaurant level managers. Restaurant contribution margin is equal to restaurant contribution as a percentage of revenue from restaurant sales. Restaurant contribution and restaurant contribution margin are supplemental measures of operating performance of our restaurants and our calculations thereof may not be comparable to those reported by other companies.

We use restaurant contribution and restaurant contribution margin as key metrics to evaluate the profitability of incremental sales at our restaurants, to evaluate our restaurant performance across periods and to evaluate our restaurant financial performance compared with our competitors. We believe restaurant level operating margin is useful to investors in that it highlights trends in our core business that may not otherwise be apparent to investors when relying solely on GAAP financial measures. Because other companies may calculate restaurant level margin differently than we do, restaurant level margin as presented herein may not be comparable to similarly titled measures reported by other companies.

Restaurant contribution and restaurant contribution margin are neither required by, nor presented in accordance with GAAP. Restaurant contribution and restaurant contribution margin have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP.

Comment 3

Below is the reconciliation of “total restaurant contribution” to GAAP income from operations in the MD&A section of the Form 10-Q.

Restaurant Contribution

The following table sets forth a reconciliation of income from operations, which is a GAAP financial measure, to total segment restaurant contribution (dollars in thousands).

	Thirteen Week Periods Ended		Thirty-Nine Week Periods Ended
	October 1, 2017	October 2, 2016	October 1, 2017	October 2, 2016
Income from operations	$4,536	$7,237	$20,735	$26,314
Less:
Other revenue	205	16	251	57
Add:
Marketing and advertising costs	1,963	1,705	5,956	5,116
General and administrative costs	5,286	4,975	16,918	15,384
Pre-opening costs	377	1,081	2,410	2,113
Depreciation and amortization	4,792	3,962	14,092	11,590
Other operating (income) expense, net	12	38	344	(166)

Total segment restaurant contribution	$16,761	$18,982	$60,204	$60,294

Total revenues	$71,404	$69,012	$225,517	$207,419
Less: Other revenue	205	16	251	57

Total segment revenue from restaurant sales	$71,199	$68,996	$225,266	$207,362

Exhibit B

Comment 5

Below is the reconciliation of total segment restaurant contribution to GAAP consolidated income before taxes in footnote 13 of the Form 10-Q.

The following table sets forth the reconciliation of total segment restaurant contribution to consolidated income before income taxes for the thirteen and thirty-nine week periods ended October 1, 2017 and October 2, 2016.

	Thirteen Week Periods Ended		Thirty-Nine Week Periods Ended
	October 1, 2017	October 2, 2016	October 1, 2017	October 2, 2016
Total segment restaurant contribution	$16,761	$18,982	$60,204	$60,294
Add:
Other revenue	205	16	251	57
Less:
Marketing and advertising costs	1,963	1,705	5,956	5,116
General and administrative costs	5,286	4,975	16,918	15,384
Pre-opening costs	377	1,081	2,410	2,113
Depreciation and amortization	4,792	3,962	14,092	11,590
Other operating (income) expense, net	12	38	344	(166)

Income from operations	4,536	7,237	20,735	26,314
Other income (expense), net	(712)	(450)	(1,788)	(1,787)

Income before income taxes	$3,824	$6,787	$18,947	$24,527

The following table sets forth the reconciliation total segment revenue from restaurant sales to total consolidated revenues for the thirteen and thirty-nine week periods ended October 1, 2017 and October 2, 2016.

	Thirteen Week Periods Ended		Thirty-Nine Week Periods Ended
	October 1, 2017	October 2, 2016	October 1, 2017	October 2, 2016
Total segment revenue from restaurant sales	$71,199	$68,996	$225,266	$207,362
Add:
Other revenue	205	16	251	57

Total revenues	$71,404	$69,012	$225,517	$207,419